UNITED  STATES
     SECURITIES  AND  EXCHANGE  COMMISSION
     Washington,  D.C.  20549

     SCHEDULE  13D

     Under  the  Securities  Exchange  Act  of  1934
     (Amendment  No.  #__)

     Celtrix  Pharmaceuticals,  Inc.
     (Name  of  Issuer)

     Common
     (Title  of  Class  of  Securities)

       151186103
     (CUSIP  Number)

          Dawson-Samberg Capital Management, Inc., 354 Pequot Ave.
           Southport CT 06490 Attn: Amiel M. Peretz 203/254-0091 (Name, Address and Telephone Number of Person
     Authorized  to  Receive  Notices  and  Communications)

     April  1,  1997
     (Date  of  Event  which  Requires
     Filing  of  this  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with this statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
 (See  Rule  13d-7.)

NOTE:    Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1          Name  of  Reporting  Person DAWSON-SAMBERG CAPITAL MANAGEMENT, INC.

     IRS  Identification  No.  of  Above  Person  06-1033494
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  00

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  CONNECTICUT

     7          Sole  Voting  Power  1,755,688

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  1,755,688

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 1,755,688

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  8.4%

14          Type  of  Reporting  Person  IA

1          Name  of  Reporting  Person  PEQUOT  PRIVATE  EQUITY  PARTNERS, LLC

     IRS  Identification  No.  of  Above  Person  06-1469967
2          Check  the  Appropriate  Box  if  a  Member  of  a  Group    (a)  o

      (b)  o
3          SEC  USE  ONLY

4          Source  of  Funds  AF

5          Check  Box  if  Disclosure  of  Legal  Proceedings  is
     Required  Pursuant  to  Items  2(d)  or  2(e)

6          Citizenship  or  Place  of  Organization  DELAWARE

     7          Sole  Voting  Power  0

 NUMBER  OF
 SHARES
 BENEFICIALLY
 OWNED  BY  EACH
 REPORTING
 PERSON  WITH
     8          Shared  Voting  Power    0

     9          Sole  Dispositive  Power  0

     10          Shared  Dispositive  Power    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person 1,640,688

12         Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

13          Percent  of  Class  Represented  by  Amount  in  Row  11  7.8%

14          Type  of  Reporting  Person  OO

ITEM  1.    SECURITY  AND  ISSUER

     This Statement relates to the Common Stock, $.01 par value, (the "Shares") of Celtrix Pharmaceuticals, Inc. ("CTRX") a Delaware Corporation. CTRX's principal executive office is located at 3055 Patrick Henry Drive, Santa Clara, CA 95054-1815.

ITEM  2.    IDENTITY  AND  BACKGROUND

          This statement is being filed on behalf of Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg"), a Connecticut corporation and Pequot Private Equity Partners, LLC ("Equity Partners") a limited liability company formed under the laws of Delaware (collectively, the "Reporting Persons"). The principal business of Dawson-Samberg, an investment adviser registered under the Investment Advisers Act of 1940, is to act as investment adviser to certain managed accounts. The principal shareholders of Dawson-Samberg are Messrs. Jonathan T. Dawson and Arthur J. Samberg. The principal business of Equity Partners is to serve as the general partner of Pequot Private Equity Fund, L.P. ("Private Equity"), a limited partnership formed under the laws of Delaware to invest and trade primarily in securities and financial instruments, and to serve as investment manager of Pequot Offshore Private Equity Fund, Inc. ("Offshore Private Equity") a corporation formed under the laws of British Virgin Islands to invest and trade primarily in securities and financial instruments. Messrs. Dawson and Samberg are both members of Equity Partners. The business address of the Reporting Persons is 354 Pequot Avenue, Southport, CT 06490.

     None of the Reporting Persons, their respective members, officers, directors or controlling persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     None of the Reporting Persons, their respective members, officers, directors or controlling persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.    SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

          As of the date hereof, Dawson-Samberg beneficially owns in the aggregate 1,755,688 Shares held by accounts for which it exercises investment discretion, as follows; 115,000 shares are owned by Pequot Scout Fund, L..P. , a Delaware Limited Partnership, 1,456,304 shares are owned by Private Equity and 184,384 shares are owned by Offshore Private Equity. As of the date hereof, Equity Partners beneficially owns in the aggregate 1,640,688 Shares of which 1,456,304 shares are owned by Private Equity and 184,384 shares are owned by Offshore Private Equity. The 115,000 shares owned by Pequot Scout fund, L.P. were purchased in open market transactions for $358,640.25. The 1,640,688 shares owned by Private Equity and Offshore Private Equity were purchased in a Private Placement directly from the Company for $4,000,000. The funds for the purchase of Shares held by Pequot Scout Fund, L.P., Private Equity and Offshore Private Equity were obtained from the contributions of their various partners/shareholders. Such funds may also include the proceeds of margin loans entered into in the ordinary course of business with Morgan Stanley & Company, Inc., such loans being secured by securities, including certain shares of Common Stock of CTRX held by the various entities.

ITEM  4.    PURPOSE  OF  TRANSACTION

          The Shares held by the above-mentioned entities were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be. The Reporting Persons, on behalf of the above mentioned entities, reserves the right to purchase additional Shares or to dispose of the Shares in the open market or in privately negotiated transactions or in any other lawful manner in the future, including engaging in short sales of the Shares, and to take whatever action with respect to each of such entities' holdings of the Shares it deems to be in the best interests of such entities.


ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER

          As of the date hereof, Dawson-Samberg beneficially owns in the aggregate 1,755,688 Shares. These Shares represent approximately 8.4% of the 20,985,335 Shares the Reporting Persons believe to be outstanding. As of the date hereof, Equity Partners beneficially owns in the aggregate 1,640,688 Shares. These Shares represent approximately 7.8% of such Shares outstanding. Dawson-Samberg has the sole power to vote, direct the vote, dispose and direct the disposition of all of the 1,755,688 Shares . Equity Partners does not currently have the power to vote, direct the vote, dispose and direct the disposition of the 1,640,688 Shares owned by Private Equity and Offshore Private Equity but may acquire such powers by terminating its agreement with Dawson-Samberg. A description of the transactions of the Reporting Persons in the Shares that were effected during the past 60 days is set forth on Exhibit B.


ITEM  6.    CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS WITH
RESPECT  TO  SECURITIES  OF  THE          ISSUER

            None

ITEM  7.    MATERIAL  TO  BE  FILED  AS  EXHIBITS

          A copy of a written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is attached hereto as Exhibit A.

          After a reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April  8,  1997

Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Amiel  M.  Peretz
   Amiel  M.  Peretz,  Chief  Financial  Officer


Pequot  Private  Equity  Partners,  LLC


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Member

     EXHIBIT  A

     AGREEMENT

          The undersigned agree that this Schedule 13D dated April 8, 1997 relating to the Shares of CTRX shall be filed on behalf of the undersigned.


Dawson-Samberg  Capital  Management,  Inc.


By:  /s/  Amiel  M.  Peretz
   Amiel  M.  Peretz,  Chief  Financial  Officer


Pequot  Private  Equity  Partners,  LLC


By:  /s/    Arthur  J.  Samberg
   Arthur  J.  Samberg,  Member

                                 EXHIBIT B

                         CELTRIX PHARMACEUTICALS INC
                                SCHEDULE 13D


                          COMMON STOCK, NO PAR VALUE
                            CUSIP  #  151186103


                                PEQUOT     PEQUOT     PEQUOT
                         SCOUT     PRIVATE EQUITY     PRIVATE EQUITY
       # OF SHARES          FUND, L.P.     FUND, L.P.     OFFSHORE FUND INC
    TRADE     PURCHASED          TAX I.D. #     TAX I.D. #     TAX I.D. #
DATE     (SOLD)     PRICE     13-3741801     06-1469968     FOREIGN
                                    CORP
TOTAL  SHARES  @
                     02/01/97     115,000          115,000     0     0

             04/01/97     1,640,688     2.4380     0     1,456,304     184,384

                                1,640,688          0     1,456,304     184,384

TOTAL  SHARES  @
     04/01/97     1,755,688          115,000     1,456,304     184,384